UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Sunterra Corp
--------------------------------------------------------------------------------
(Name of Issuer)

Common Stock
--------------------------------------------------------------------------------
(Title of Class of Securities)

86787D 20 8
---------------------------------------------------
(CUSIP Number)
December 31, 2005
--------------------------------------------------------------------------------
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
	[     ] Rule 13d-1(b)
	[ X ] Rule 13d-1(c)
	[     ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
(Page 1 of 7 Pages)



1	NAME OF REPORTING PERSON
	I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES
ONLY)
	DDJ Capital Management, LLC
	04-3300754

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP*
		(a) [ X ]
		(b) [    ]
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
	Commonwealth of Massachusetts

NUMBER OF	5	SOLE VOTING POWER
SHARES		1,578,508
BENEFICIALLY	6	SHARED VOTING POWER
OWNED BY
EACH	7	SOLE DISPOSITIVE POWER
REPORTING		1,578,508
PERSON WITH	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
1,578,508

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	[     ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(9)
8.07%

12	TYPE OF REPORTING PERSON *
IA
*SEE INSTRUCTIONS BEFORE FILLING OUT




1	NAME OF REPORTING PERSON
	I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES
ONLY)
	October G.P., LLC
	04-3504881

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP*
		(a) [ X ]
		(b) [    ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
	State of Delaware

NUMBER OF	5	SOLE VOTING POWER
SHARES		553,503
BENEFICIALLY	6	SHARED VOTING POWER
OWNED BY
EACH	7	SOLE DISPOSITIVE POWER
REPORTING		553,503
PERSON WITH	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
553,503

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	[     ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(9)
2.84%

12	TYPE OF REPORTING PERSON *
OO
*SEE INSTRUCTIONS BEFORE FILLING OUT!


1	NAME OF REPORTING PERSON
	I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES
ONLY)
	The October Fund, Limited Partnership
	04-3504882

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP*
		(a) [ X ]
		(b) [    ]
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
	Commonwealth of Massachusetts

NUMBER OF	5	SOLE VOTING POWER
SHARES		553,503
BENEFICIALLY	6	SHARED VOTING POWER
OWNED BY
EACH	7	SOLE DISPOSITIVE POWER
REPORTING		553,503
PERSON WITH	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
553,503

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	[     ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(9)
2.84%

12	TYPE OF REPORTING PERSON *
PN
*SEE INSTRUCTIONS BEFORE FILLING OUT!



Item 1(a)	Name of Issuer:  Sunterra Corp (the "Company")

Item 1(b)	Address of the Issuer's Principal Executive Offices:
3865 W Cheyenne Avenue, Building No. 5, North Las
Vegas, NV 89032

Item 2(a)	Names of Persons Filing:
DDJ Capital Management, LLC ("DDJ"), October G.P.,
LLC ("October GP"), and The October Fund, Limited
Partnership ("October Fund").  Reference is made to
Exhibit A to the Schedule 13G filed November 14, 2003, which is an agreement between the persons (as specified above) that this Amendment No. 3 to the Schedule 13G is being filed on behalf of each of them.

Item 2(b)	Address or Principal Business Office or, if None,
Residence:
               141 Linden Street, Suite 4, Wellesley, Massachusetts
               02482-7910.

Item 2(c)	Citizenship:
DDJ is a Massachusetts limited liability company; October
GP is a Delaware limited liability company; and October
Fund is a Massachusetts limited partnership.

Item 2(d)	Title of Class of Securities:
	Common Stock (the "Shares")

Item 2(e)	CUSIP Number:
		86787D 20 8

Item 3	Not Applicable.

Item 4	Ownership.

Item 4(a)	Amount Beneficially Owned:

As of December 31, 2005, October GP, as general partner to October Fund, may be deemed the beneficial owner of 553,503 Shares held by October Fund. DDJ, as investment manager for October Fund, investment manager of October
GP, and investment manager for an account that


Item 4(a) (continued)
DDJ manages on behalf of an institutional investor (the "Account"), may be deemed the beneficial owner of 1,578,508 Shares, including the 553,503 Shares held by October Fund, 932,983 shares that are held by the Account, and 92,022 Shares that would be obtained upon the exercise of certain warrants that are held by the Account. A separate
Schedule 13G/A filed on February 13, 2006 also details the holdings of the Account. This aggregate amount of 1,578,508 Shares represents approximately 8.07% of the outstanding Shares of the Company.

Item 4(b)	Percent of Class:	See attached cover sheets.

Item 4(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to
		direct the vote:	See attached cover sheets.
	(ii)	Shared power to vote or
		to direct the vote:	-0-
	(iii)	Sole power to dispose or to direct the
	disposition of:	See attached cover sheets.
	(iv)	Shared power to dispose or
		to direct the disposition of:	-0-

Item 5	Ownership of Five Percent or Less of a Class:
		If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following
[    ].

Item 6	Ownership of More than Five Percent on Behalf of Another
Person.
               See Item 4.

Item 7	Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on by the Parent
Holding Company.
	Not applicable.

Item 8	Identification and Classification of Members of the Group.
	See Item 4 above.


Item 9	Notice of Dissolution.
	Not applicable.

Item 10	Certifications.

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
================

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2006	DDJ Capital Management, LLC

	By: /s/ Wendy Schnipper Clayton
	---------------------------------------------
	Wendy Schnipper Clayton
	Attorney-in-Fact*

October G.P., LLC	The October Fund, Limited
By: DDJ Capital Management,	Partnership
LLC, Manager	By: October G.P., LLC, its
	General Partner
	By: DDJ Capital Management, LLC,
	Manager

By:/s/ Wendy Schnipper Clayton	By:/s/ Wendy Schnipper Clayton
---------------------------------------------	------------------------------
Wendy Schnipper Clayton	Wendy Schnipper Clayton
Attorney-in-Fact*	Attorney-in-Fact*

*See Limited Power of Attorney filed with Trikon Technologies, Inc.
Schedule 13G dated March 3, 2000.

SCHEDULE 13G
CUSIP NO. 86787D 20 8		PAGE 2 OF 7 PAGES